Exhibit (d)(5)
Perot Systems Corporation
2001 Long Term Incentive Plan
Option Certificate
Nonstatutory Stock Option Agreement

Awardee:	«First_Name» «Middle_Name» «Last_Name»
ID #:	«ID»
Grant Date:	December ___, 2005
Option Shares:	«Shares_Granted»
Exercise Price:	$25.00 per share
Vesting Schedule:	Fully vested and exercisable as of the Grant Date.
Expiration Date:	The earlier of (i) March 31, 2011, (ii) such date on which the Awardee’s Option terminates pursuant to Section 2(c) of the Award Agreement or (iii) any other date on which the Awardee’s Option terminates under the Plan.
You have been awarded a Nonstatutory Stock Option (“Option”) under Perot Systems Corporation’s 2001 Long-Term Incentive Plan (“Plan”), subject to the terms and conditions of (i) this Option Certificate and the attached Nonstatutory Stock Option Agreement (collectively, the “Award Agreement”)and (ii) the Plan.
The Award Agreement, the Plan, and the Prospectus relating to the Plan are available for your review on the Perot Systems stock department website at https://train.ps.net/StockAdministration/options and our stock option administration vendor’s website at www.optionslink.com. Perot Systems’ filings with the United States Securities and Exchange Commission are available on the Company’s website at https://train.ps.net/Finance/ financialinfo.htm. If you have difficulty accessing any of these websites or would like to receive (at no cost) a paper copy of these documents, please contact the Stock Administration Department at +1 (972) 577-5670 or by e-mail to Stock-Dept@ps.net.
By exercising or attempting to exercise this Option, or asserting or attempting to assert any rights or privileges under the Award Agreement, you:
•	agree to be bound by the terms of the Award Agreement and the Plan;

•	acknowledge receiving an electronic or paper copy of (1) the Plan, (2) the Prospectus for the Plan, and (3) the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q which have been filed with the United States Securities and Exchange Commission; and

•	consent to receiving delivery of the all required documents and future communications relating to the Plan or the Award Agreement via TRAIN or other electronic transmission; and agree to provide Perot Systems with up-to-date electronic contact information.

PEROT SYSTEMS CORPORATION		«First_Name» «Middle_Name» «Last_Name»

By:

Peter A. Altabef
	Chief Executive Officer	Date:

Perot Systems Corporation
2001 Long-Term Incentive Plan
Nonstatutory Stock Option Agreement
1.	General.
(a)	The terms and conditions set forth below, together with a certificate issued by the Company (“Option Certificate”) setting forth the name of the person (the “Awardee”) to whom the Company has granted an option to purchase a number of Shares (the “Option”), the number of Shares that may be purchased (the “Option Shares”), the purchase price at which such Shares may be purchased (the “Exercise Price”), and the dates on which such option may be exercised, constitute this Nonstatutory Stock Option Agreement (“Award Agreement”).

(b)	The terms and conditions of the Perot Systems Corporation 2001 Long-Term Incentive Plan (“Plan”), except Sections 10(b)-(e), 11, 12 and 13 of the Plan, are incorporated by reference into this Award Agreement and, unless provided otherwise in this Award Agreement, will apply to the Option. Capitalized terms used in this Award Agreement will have the meanings given such terms in the Plan, unless they are defined differently in this Award Agreement.

(c)	English Language. This Agreement has been written in English, which language will control in all respects. No translation of this Agreement into any other language will be of any force or effect in its interpretation or in a determination of the intent of either party. Each party waives, to the maximum extent permitted by applicable law, any right it may have under the laws of any country or other jurisdiction to have this Agreement written in any other language.
2.	Grant, Vesting and Exercise of Option.
(a)	Awardee is granted an option to purchase from the Company the number of Shares specified as the “Option Shares” in the Option Certificate at the purchase price per Share specified as the “Exercise Price” in the Option Certificate. This Option is not intended to constitute an “incentive stock option” as that term is used in section 422 of the Code.

(b)	This Option is fully vested and exercisable with respect to the Option Shares (“Vested Shares”) on the Grant Date, as specified as in the Option Certificate.

(c)	Awardee may exercise this Option to purchase all or any part of the Vested Shares at any time on or before the date specified as the “Expiration Date” in the Option Certificate; provided, however, if the Awardee ceases to be an employee of the Company or the Employer because of Awardee’s resignation or because Awardee was terminated where Sufficient Reason exists, the Option may be exercised for only 120 days after Awardee’s Severance Date, and in any case no later than the Expiration Date. For the avoidance of doubt, the foregoing proviso will not apply to instances in which the Awardee ceases to be an employee due to death, Total Disability or retirement on or after attaining the age of 65 or otherwise in accordance with the Awardee’s Employer’s retirement policy. “Sufficient Reason” exists if: (i) Awardee is terminated after any year in which Adjusted Operating Profits (as defined in Exhibit A to that certain Stock Option Agreement relating to performance options, dated March 1, 2000, between the Company and Awardee, which has been replaced by this Award Agreement (the “Replaced Option Agreement”)) of Solutions Consulting (as defined in the Replaced Option Agreement) have failed to increase by 10% over the previous year, (ii) Awardee is terminated due to the Awardee’s substantial underperformance, as determined in the sole discretion of the chief executive officer of the Company or the Employer, (iii) Awardee is terminated in a termination for Substantial Misconduct or (iv) Awardee resigns. “Substantial Misconduct” means conduct resulting in a felony conviction of the Awardee, actions involving theft or dishonesty in a material matter, a material breach of any obligation under Section 7 of this Award Agreement or willful, knowing and material failure by Awardee to carry out the written material directions, instructions and policies applicable to the Company or the Employer. For the avoidance of doubt, the Adjusted Operating Profits of Solutions Consulting failed to increase by the requisite percentage for the

Option Certificate		Adopted for Replacement Option Awards
Nonstatutory Stock Option Agreement	Page 2 of 5
Awards to US Associates

year ended March 31, 2001; therefore, Sufficient Reason will be deemed to exist with respect to any termination of Awardee (other than a termination due to death, Total Disability or retirement on or after attaining the age of 65 or otherwise in accordance with the Awardee’s Employer’s retirement policy) after the date of this Agreement. Sections 10(b), (c), (d) and (e) of the Plan shall not apply to this Option.
(d)	To exercise this Option, Awardee (or any other person entitled to exercise this Option) must deliver to the Company in accordance with the procedures established by the Administrator from time to time (i) a written or electronic notice of exercise in the form established by the Administrator from time to time stating the number of Vested Shares to be purchased upon exercise of the Option, (ii) full payment for such Vested Shares (A) in cash, by check or wire transfer in U.S. Dollars, (B) in the form required by any cashless exercise program implemented by the Company in connection with the Plan, or (C) in such other form of consideration approved by the Administrator, and (iii) full payment for all applicable taxes required to be withheld by the Company or the Employer in connection with such exercise. The Option will be deemed to be exercised only upon receipt by the Company of all the items described in clauses (i), (ii) and (iii) above and Awardee will bear all risks and all costs and expenses associated with any delay in delivering these items.
3.	Restrictions on Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors, and assigns. This Option may not be sold, assigned, given, exchanged, pledged, hypothecated or otherwise transferred by Awardee except by will or the laws of descent and distribution or with the written consent (executed in ink on paper) of the Administrator. This Option may be exercised only by (i) Awardee, (ii) the executor or administrator of Awardee’s estate (or, if Awardee has designated a beneficiary in accordance with Section 17 of the Plan, such beneficiary) following his or her death, or (iii) the guardian of Awardee’s property if one is appointed by reason of Awardee’s Total Disability. The Company is not obligated to recognize any exercise of this Option, or any purported sale, assignment, gift, exchange, pledge, hypothecation or other transfer, in violation of this Section 3 and, unless it elects to do otherwise, may treat any such purported exercise, sale, assignment, gift, exchange, pledge, hypothecation or transfer as null, void, and of no effect.
4.	No Guarantee of Continued Employment. Awardee acknowledges and agrees that this Award Agreement and the transactions it contemplates do not constitute an express or implied promise of continued employment by the Company or his or her Employer for any period or at all and shall not interfere with Awardee’s right or the Company’s or the Employer’s right to terminate Awardee’s employment relationship at any time, with or without cause. Awardee further acknowledges and agrees that this Option, and Awardee’s ability to purchase Shares, will terminate in accordance with the terms of this Award Agreement and the Plan if Awardee ceases to provide services to the Company or its Subsidiaries or Affiliates as an employee or consultant.
5.	Communications.
(a)	All communications from Awardee to the Administrator, the Company or the Employer will be deemed delivered on the day the notice or other communication is received in tangible written form addressed to the Stock Administration Department at the Company’s corporate headquarters address. All communications to Awardee from the Administrator, the Company or the Employer will be deemed delivered on the day the notice or other communication is (i) personally delivered to Awardee, (ii) electronically transmitted to Awardee to the last known electronic transmission address of Awardee, or (iii) placed in the official government mail of the country of the sender in an envelope with proper postage paid addressed to the last known address of that person as reflected in the Company’s personnel or stock records. Either party may at any time change its address for notification purposes by giving the other written notice of the new address and the date upon which it will become effective.

(b)	Consent to Electronic Delivery of Communications, Plan Documents and Prospectuses. By exercising any rights or privileges, or attempting to exercise any rights or privileges, under this Award Agreement, Awardee will be deemed to consent to receiving copies of all communications relating to the Plan and this Award Agreement by electronic transmission, including but not limited to the Prospectus relating to the Plan, all participation materials, all other documents

Option Certificate		Adopted for Replacement Option Awards
Nonstatutory Stock Option Agreement	Page 3 of 5
Awards to US Associates

required to be delivered in connection with the Plan. Upon request, the Company will provide any such documents to Awardee (at no cost) in tangible written form.
6.	Disputes and Governing Law.
(a)	This Award Agreement shall be governed by and construed in accordance with the substantive law of the state of Delaware, without regard to the choice of law rules in such state. This Agreement shall be deemed to have been entered into and wholly performed in Dallas County, Texas. Any action to enforce the provisions of, or otherwise relating to, this Agreement shall be brought in the state or federal courts having jurisdiction in Dallas County, Texas. By exercising any rights or privileges, or attempting to exercise any rights or privileges, under this Award Agreement, Awardee consents to the personal jurisdiction of such courts in any such action. Venue of any disputes relating to this Agreement shall be in Dallas County, Texas.

(b)	If any legal proceeding is brought to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which that party may be entitled.

(c)	If any provision of this Agreement is held invalid or unenforceable for any reason, the validity and enforceability of all other provisions of this Agreement will not be affected. The section headings used herein are for reference and convenience only and do not affect the interpretation of this Agreement. This Award Agreement (including the Option Certificate), together with the Plan, constitutes the entire agreement between the parties with respect to its subject matter and may be waived or modified only in writing.
7.	Non-Competition and Non-Disclosure. Awardee acknowledges that: (i) in the course and as a result of employment with the Company or the Employer, Awardee will obtain special training and knowledge and will come in contact with the Company’s or the Employer’s current and potential customers, which training, knowledge, and contacts would provide invaluable benefits to competitors of the Company and the Employer; (ii) the Company and the Employer are continuously developing or receiving Confidential Information, and that during Awardee’s employment he or she will receive Confidential Information from the Company, the Employer, and their respective customers and suppliers and special training related to the Company’s and the Employer’s business methodologies; and (iii) Awardee’s employment by the Employer creates a relationship of trust that extends to all Confidential Information that becomes known to Awardee. Accordingly, and in consideration of this Award, Awardee agrees that the Company and the Employer will be entitled to terminate all rights to exercise the Award and to exercise the rights specified in Section 8 below if Participant does any of the following without the prior written consent of the Company or the Employer:
(a)	while employed by the Company or the Employer or within one year thereafter (except that the following will not apply if Awardee’s employment was not terminated for Sufficient Reason):
(i)	competes with, or engages in any business that is competitive with, the Company or the Employer within 50 miles of the principal location at which Awardee was employed by or provided services to the Company or the Employer;

(ii)	solicits or performs services, as an employee, independent contractor, or otherwise, for any person (including any Affiliate or Subsidiary of that person) that is or was a customer or prospect of the Company or the Employer during the two years before Awardee’s Severance Date if Awardee solicited business from or performed services for that customer or prospect while employed by the Company or the Employer if the business for which Awardee is soliciting or performing services is competitive with the Company or the Employer ; or

(iii)	recruits, hires, or helps anyone to recruit or hire anyone who was an employee of the Company or any Affiliate or Subsidiary of the Company, or knowingly helps anyone to recruit or hire anyone who was an employee of any of its customers for whom Awardee performed services or from whom Awardee solicited business, within the six months before Participant’s Severance Date; or

Option Certificate		Adopted for Replacement Option Awards
Nonstatutory Stock Option Agreement	Page 4 of 5
Awards to US Associates

(b)	discloses or uses any Confidential Information, except in connection with the good faith performance of Awardee’s duties as an employee or, solely with respect to the terms of this Agreement or the Plan, to Awardee’s spouse or legal or financial advisors; or fails to take reasonable precautions against the unauthorized disclosure or use of Confidential Information; or fails, upon the Company’s or the Employer’s request, to execute and comply with a third party’s agreement to protect its confidential and proprietary information; or solicits or induces the unauthorized disclosure or use of Confidential Information.
If any court of competent jurisdiction finds any provision of this Section 7 to be unreasonable, then that provision shall be considered to be amended to provide the broadest scope of protection to the Company that such court would find reasonable and enforceable. For purposes of this Section 7, the term “Confidential Information” means all written, machine reproducible, oral and visual data, information and material, including but not limited to the terms of this Agreement and the Plan, business, financial and technical information, computer programs, documents and records (including those that Awardee develops in the scope of his or her employment) that (i) the Company, its Affiliates and Subsidiaries, or any of their respective customers or suppliers treats as proprietary or confidential through markings or otherwise, (ii) relates to the Company, its Affiliates and Subsidiaries, or any of their respective customers or suppliers or any of their business activities, products or services (including software programs and techniques) and is competitively sensitive or not generally known in the relevant trade or industry, or (iii) derives independent economic value from not being generally known to, and is not readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Confidential Information does not include any information or material that is approved by the Company or its Affiliates or Subsidiaries for unrestricted public disclosure.
8.	Right to Buy Back Purchased Stock and to Require Payback of Certain Profits.
(a)	If the Administrator (i) discovers that Awardee has engaged in any conduct prohibited by Section 7 or (ii) determines, in its sole discretion, that Awardee’s employment by the Company or any of its Affiliates or Subsidiaries terminated or, if the relevant facts been known at the time, would have been terminated for Substantial Misconduct, then the Company will have the right for 150 days after the Administer discovers the relevant facts (A) to cancel any unexercised Award, whether or not exercisable or vested, (B) to buy from Awardee, at a purchase price equal to the Exercise Price, any Shares acquired by exercising this Option that became exercisable on or after the date two years before the date the Administrator discovered the relevant facts, and (C) to require Awardee to pay to the Company the Net Investment Proceeds with respect to any Shares that have been sold or otherwise transferred by Participant that the Company has the right to buy pursuant to clause (B) above. For purposes of this Section 8, “Net Investment Proceeds,” with respect to any Share sold or otherwise transferred by Awardee or Awardee’s successor in interest, means the greater of the value of the gross proceeds received for such share or the Fair Market Value of such Share on the date of sale or transfer less, in either case, (i) the exercise price of this Option for such Share plus simple interest on such amount at the rate of 8% per annum to the date of the sale or transfer, (ii) any reasonable and customary commission paid for the sale or transfer, and (iii) the verified amount of any income taxes paid or payable on the sale or transfer.

(b)	The Company may exercise its right by notifying Awardee of its election to exercise its right within such 150-day period. Awardee shall tender to the Company, within 10 days, the applicable Shares together with a duly executed stock power attached in proper form for transfer and/or a cashiers or certified check in the amount of the Net Investment Proceeds. If any such Shares or Net Investment Proceeds are not tendered within 10 days, the Company may cancel any outstanding certificate representing such Shares. The Company shall tender the purchase price for tendered Shares within five business days after the Shares are tendered to the Company or the Company cancels the applicable certificate, whichever occurs first.

Option Certificate		Adopted for Replacement Option Awards
Nonstatutory Stock Option Agreement	Page 5 of 5
Awards to US Associates